(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number: 000-31409

CUSIP Number 61980V 10 7

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Motive, Inc.

Full Name of Registrant

Motive Communications, Inc.

Former Name if Applicable

12515 Research Boulevard, Building 5

Address of Principal Executive Office (Street and number)

Austin, Texas 78759-2220

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Motive, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2007 (the “Quarterly Report”) within the time period prescribed for such report.

As previously disclosed, (i) the Audit Committee of the Company’s Board of Directors has been conducting, and on July 30, 2007 completed, a review of certain historical accounting matters and issues, (ii) the Company intends to restate its previously issued financial statements for periods beginning with fiscal 2001 as a result of findings from the Audit Committee review and the Company’s restatement activities remain ongoing, and (iii) on July 27, 2007, the Company dismissed Ernst & Young as its independent accountant and is in the process of selecting and engaging a successor independent accountant. As a result of the foregoing, the Company is unable to complete the preparation of the Quarterly Report within the prescribed time period without unreasonable effort or expense. The Company anticipates that it will file the Quarterly Report as promptly as possible after the completion of its ongoing restatement activities and its engagement of a successor independent accountant.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mike Fitzpatrick (Name)	(512) (Area Code)	531-1044 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, Annual Report on Form 10-K for the year ended December 31, 2006, Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, Annual Report on Form 10-K for the year ended December 31, 2005, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because, as discussed in Part III above, the Company’s restatement activities are still ongoing, the Company is unable at this time to make a reasonable estimate of the change in its results of operations in the quarter ended June 30, 2007 compared to the quarter ended June 30, 2006.

SIGNATURE

Motive, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MOTIVE, INC.

Date: August 9, 2007	By:	/s/ Mike Fitzpatrick
Mike Fitzpatrick
Chief Financial Officer

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